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                          Crown Cork & Seal Company, Inc.

                Exhibit 11 - Statement re Computation of per share earnings

                                 Nine Months Ended        Three Months Ended

                                 1995         1994        1995         1994

 1. Net Income (in millions)    $ 68.8       $ 90.9     ($ 19.9)    ($  7.4)

 2. Weighted average number of
     shares outstanding during
     the period                90,105,240   89,028,346  90,469,197  89,115,758

 3. Earnings per share based
     upon average outstanding
     shares (1/2)               $  0.76      $  1.02     ($  0.22)  ($  0.08)

 4. Net shares issuable upon
     exercise of dilutive
     outstanding stock options
     (treasury stock method)      516,409      865,453     372,073     798,528

 5. Fully diluted shares(2+4)  90,621,649   89,893,799  90,841,270  89,914,286

 6. Fully diluted earnings
     per share (1/5)            $  0.76      $  1.01     ($  0.22)  ($  0.08)


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